Exhibit 99.2

FOR IMMEDIATE RELEASE
Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
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Bernard Compagnon
Taylor Rafferty, London
+44-20-7936-0400
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James P Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP ANNOUNCES AN ISSUE OF PREFERENCE SHARES BY BES FINANCE LIMITED, A WHOLLY OWNED SUBSIDIARY OF BANCO ESPÍRITO SANTO

Luxembourg/Portugal – July 14, 2003 – Espírito Santo Financial Group (“ESFG”) (NYSE and Lisbon Stock Exchange: ESF) informs that BES Finance Limited, a wholly owned subsidiary of Banco Espírito Santo (BES), issued preference shares in a global amount of euro 450 million, corresponding to 450 thousand shares with a par value of euro 1,000, placed with institutional investors in the international financial market.

The preferred dividends will be payable annually in arrear up to July 2, 2014 at a rate of 5.58% per annum, commencing on July 2, 2004. From then, dividends will be paid quarterly at a rate of 2.65% per annum above three month Euribor. These preference shares are listed on the Luxembourg Stock Exchange.

ESFG also informs that BES’ wholly owned subsidiary BES Overseas, Ltd. will redeem on August 18, 2003 all of the 10,000,000 Series A Preference Shares issued in 1999. These preference shares are currently listed on the London Stock Exchange.

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The Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Merchant banking, Stock-brokerage and Asset management in Portugal and internationally.